UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Exact name of registrant as specified in its charter)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXHIBITS

Exhibit No.	Document Description
1.1

Underwriting Agreement dated April 27, 2015 among Telefônica Brasil S.A., Itau BBA USA Securities Inc., Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Santander Investment Securities Inc., which constitutes Exhibit 1.1 to the Registrant’s Registration Statement on Form F-3 (Registration Statement No. 333-203016) filed by Telefônica Brasil S.A. and shall be incorporated by reference therein, to the extent not superseded by documents or reports subsequently filed by Telefônica Brasil S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

	By:		/s/ Luis Carlos da Costa Plaster
		Name:	Luis Carlos da Costa Plaster
		Title:	Investor Relations Director

Date: April 28, 2015